FILED BY FIDELITY NATIONAL FINANCIAL, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FGL HOLDINGS
COMMISSION FILE NO. 001-37779
The following are excerpts from the transcript of Fidelity National Financial, Inc.’s earnings call held on April 23, 2020.
CORPORATE PARTICIPANTS

Jamie Lillis, Managing Director, Solebury Trout, Investor Relations
William P. Foley, II, Non-Executive Chairman of the Board
Raymond R. Quirk, Chief Executive Officer and Director
Anthony J. Park, Chief Financial Officer and Executive Vice President
Michael J. Nolan, President
Christopher O. Blunt, President and Chief Executive Officer, Fidelity & Guaranty Life
*    *     *
William P. Foley - Fidelity National Financial, Inc. - Non-Executive Chairman:

"Turning to our acquisition of FGL Holdings, which we agreed in early February to acquire for $12.50 per share of common stock in a cash and equity transaction valued at approximately $2.7 billion. Yesterday we signed a credit agreement for a $1 billion, 364-day delayed-draw term loan, which along with cash-on-hand and our undrawn credit facility, offers ample capacity to fund the F&G acquisition while also providing liquidity and flexibility to operate FNF in the current market environment. We are well on track to completing the acquisition by the end of the second quarter or the beginning of the third quarter, once we have received all regulatory and F&G shareholder approvals. Currently, we are still waiting on regulatory approvals from New York and Iowa, and the F&G shareholder vote.

We continue to be excited about the opportunity to combine the F&G business with FNF, given the many strategic benefits that we see, even in a more challenged market environment like what we are experiencing today. Assuming we close the deal by the end of the second quarter, we continue to expect the transaction to be more than 10% accretive, on a pro forma basis, to FNF’s 2020 earnings per share, and more than 20% accretive, on a pro forma basis, to FNF’s 2021 earnings per share. Importantly, F&G provides FNF with a countercyclical business with strong growth tailwinds, which will be enhanced by FNF’s strong balance sheet and cross-sell opportunities.

Looking forward, we remain committed to creating meaningful long-term value for our shareholders through our capital allocation strategy. We announced yesterday afternoon our quarterly cash dividend of $0.33 per share, which will use approximately $90 million in available holding company cash, and as a reminder, reflects the previous dividend increase of 6.5% from the fourth quarter. We have no plans to alter our current dividend policy.

Regarding our share repurchase program, during the quarter, we purchased 3.25 million shares for $94 million. Our current repurchase plan has 19.9 million shares remaining under the authorization. We have made the decision to temporarily suspend our buyback program given our pending acquisition of F&G, combined with the uncertain market and economic backdrop as a result of the COVID-19 pandemic."

*    *     *
Anthony J. Park, Chief Financial Officer and Executive Vice President

"Yesterday, as Bill mentioned, we signed a credit agreement for a $1 billion, 364-day delayed-draw term loan. Given the challenging economic backdrop, the additional financing secured allows FNF to maintain adequate liquidity to weather the current business challenges and close on the acquisition of F&G in the coming weeks. That said, we are continuously monitoring the credit markets closely for the appropriate opportunity to refinance the term loan with longer-term bonds.

Before I turn the call over to the Operator for questions, Chris Blunt, F&G’s CEO, will be participating in the Q&A portion of the call. Given that F&G has not yet released results for the first quarter and is scheduled to do so on May 6, he is unable to answer any specific questions related to the first quarter."

*    *     *
Question: “Actually, just one on F&G. With the movements we’ve had in the market, I assume they’ll be-and you have to, I guess, use purchase accounting when that transaction is done, kind of mark that portfolio to fair value.

Does that change the earnings outlook going forward? Does that create a scenario where your earnings outlook potentially improves, or just any color on how that purchase accounting, fair value, how that affects future earnings?"
Christopher O. Blunt, President and Chief Executive Officer, Fidelity & Guaranty Life:
"I guess I’ll just try to answer maybe more generically. As you know, when you go through the process, we will mark the investment to market, but given where most portfolios are trading right now, you’d expect a pickup in the listed yield on the portfolio. That would be one impact.

The other would be to look at all of your actuarial assumptions; having said that, since we just went through an acquisition 2.5 years ago, those are pretty fresh. Those would be probably the two big drivers that you could see."

Question: “Okay. Just trying to tie that back to the 10% accretion, whether there could be incremental upside, based on where the market comes in, that’s effectively going to drive the yield going forward. Is that something we should think about?"
Anthony J. Park, Chief Financial Officer and Executive Vice President:
"This is Tony. I think a couple things to think about. One is that, I think F&G’s earnings and revenue are less volatile, probably, than FNF’s in a market like this because their earnings will be driven off of an investment portfolio that is pretty stable. To the extent FNF is impacted negatively, at least in the short-term, by order volumes and potentially a disruption in real estate activity, that would put maybe a short-term damper on FNF’s earnings. Given the stability of F&G’s earnings, you would think that the math would give you even a more accretive analysis.

Now, maybe all that settles out in 2021 and you’re back to the numbers that we gave you, which frankly were very conservative at 20% for a full year and 10% for a half year. But I could definitely see those accretion numbers going higher."
Christopher O. Blunt, President and Chief Executive Officer, Fidelity & Guaranty Life:
"The only thing I might add to that is, just a reminder to everyone that our earnings are driven by our inforce. It’s a net spread model and we run a very tight CLM. I think to Tony’s point, the near-term volume impact is not as significant for us."

*    *     *

Question: “Just first a question about the format of accretion math; Tony, can you just remind us the ways in which you think that guidance is conservative, and in what ways have the changes that we’ve seen in recent months maybe made you more optimistic that the accretions will come in higher than what you’re guiding to?"

Anthony J. Park, Chief Financial Officer and Executive Vice President:
"Yes, I guess generally speaking, we wanted to be careful when we even gave those numbers initially, so we were conservative, both with the FNF forecast, as well as F&G. We took about a 25% haircut off of what they thought things would look like. Now, that was obviously before any of the dislocation that we’ve seen now, but as I just mentioned, to the extent that FNF feels the short-term disruption in real estate activity, that would drive our earnings lower, and if F&G maintains relative stability, I think you really see some positive accretion.

Now, ideally, FNF bounces back in a quarter or so, and kind of the run rate gets you back to where you were before. Then still, I think the math is conservative. We said greater than 20%, but the numbers-and those of you who’ve done the analysis, the numbers actually played out stronger than that. Yes, I think there’s real accretion upside once we get back to a normal marketplace."

Question: “Okay, and your latest thoughts on the funding costs around this transaction, where does that term loan price out and do you have a sense for, if you went to the market today, to determine out what your costs would be?"

Anthony J. Park, Chief Financial Officer and Executive Vice President:
"I guess the current term loan, the billion dollar deal that we signed yesterday, a bank loan for one year is LIBOR plus 200. The marketplace, the bond markets maybe three or four weeks ago, as you know, were pretty volatile, and that’s when we had to start this process. If we had to do a deal today, I think it would be a lot easier to do, but three weeks ago it wasn’t. Really, spreads have settled down. I think probably an all-in cost looks-the estimates we gave in our analysis in February were 4%, and I think we’re well within that. Even if we refinanced that billion dollars now, I think we could land at 4%, maybe even a little better."

*    *     *

Question: "Just on FGL, just outside of the next quarter or so, I mean, it sounds like there is some stabilization in the model where you guys can offset some of the market pressure. But bigger picture, you guys were calling for some kind of rating upgrades and kind of opening up the channel. Do you feel like that’s still in line, is that something you guys can still achieve, or is it up in the air at this point?"
Christopher O. Blunt, President and Chief Executive Officer, Fidelity & Guaranty Life:
"Yes, great question. I would say, strategy remains the same, and still on pace for a lot of those initiatives that you talked about. We’ve had good dialogue with rating agencies, continuing pace with the channel expansion. The other thing I guess I would point out here is, while there is the sort of near-term pressure of agents getting in front of clients, one, we have a pretty much all-electronic process. I personally signed a couple of our contracts in the last two weeks; it took less than a half an hour, and there was no physical contact needed.

The longer-term issue, I think, has actually been enhanced by this. If you think about our core product, we guarantee people they can’t lose money and we give them a potential upside through an index of their choice. Given that there’s $10 trillion still sitting in mutuals, the larger long-term macro is going to swamp in the long run any sort of short-term issues that could be encountered around agents having to change how they do business."

*    *     *
Question: "I wonder, Chris, could you talk about the spread management in this kind of environment where, with so much pressure on interest rates, how do you manage that; how much room do you have against contractual minimums? Then, new money yields, could you talk about that?"
Christopher O. Blunt, President and Chief Executive Officer, Fidelity & Guaranty Life:
"Sure, so a couple comments. One I would say that while treasury yields have come down quite a bit as you know, spreads have blown out. In the beginning, it was quite indiscriminate. You were seeing AAA and AA securities’ spreads blowing out. I think for us, it’s the total all-in yield that matters much more so than just whatever the treasury rate is. We do meet on a very regular basis, particularly in volatile environments; we talk about it pretty much constantly. As you know, we have an ability to re-price our inforce once a year, which is generally sufficient timing to re-price. We re-price new business at least once a month, but in volatile environments, we can do it more often than that.

The other thing that I think you’ll see happen is, if you had a strong capital position coming into this, then you can continue to write new business because you’re not worried about running out of capital. If you did not, that’s going to put pressure on some carriers to slow down their sales, leave certain markets. The other issue is, if you have a big legacy inforce that’s very tied to the current level of interest rates, that’s going to put pressure as well. That’s why, again, I think in the intermediate and long-term, we view this as this is going to be a pretty good environment for us."

*    *     *
Question: "A couple quick questions; first, can you just clarify, on the share repurchase intentions, I understand that different macros (phon), it makes sense to step out of the market, and with the F&G deal. But when should we expect that there’ll be, potentially, a reduction in those repurchases?"
William P. Foley - Fidelity National Financial, Inc. - Non-Executive Chairman:
"Well, we were pretty aggressive in terms of our repurchase program over the beginning, and as the stocks started-as the price started moving downward, we started repurchasing more shares, and we actually started repurchasing up to 250,000 shares a day when the price got below about $25.

With the FGL deal pending, and it looks like it’s going to close sooner rather than later, but we personally don’t know because we haven’t had the shareholders’ vote and we haven’t got the response and approval yet from Iowa and from New York, but we are anticipating those shortly. Once FGL closes, and we get a little more clarity on COVID-19, then we’ll be back in the markets and we’ll be repurchasing again. We just thought that for the next 30 days, 45 days or so, while we’re working through FGL, it’d be wise just to preserve cash in this situation and make sure we can maintain our dividend and continue paying the dividend, plus acquire the FGL asset. Then we’ll revisit it, probably in early June. But we were pretty aggressive in the first quarter; I mean, it was, I think 3.9 million shares, and then we kept on purchasing into April.

We’re just trying to be conservative. We have a very strong balance sheet; it’s a fortress balance sheet. We try and do conservative capital allocation strategies. I hope that answers, or is responsive."

[END OF TRANSCRIPT]

Forward-Looking Statements
“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This material contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to the Company, including statements relating to the Mergers and related matters. Such statements are subject to risks and uncertainties, many of which are beyond F&G’s and FNF’s control, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with FNF; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of FNF or other conditions to closing in the merger agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the merger agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (6) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (7) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage growth their respective businesses profitably and to retain their key employees; (8) costs related to the transactions contemplated by the merger agreement; (9) changes in applicable laws or regulations; (10) the risk that the transactions contemplated by the merger agreement will not qualify for their intended tax treatment; (11) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (12) the possibility that F&G or FNF may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties identified in F&G’s and FNF’s filings with the Securities and Exchange Commission (“SEC”). FNF cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.
Additional Information about the Proposed Transaction and Where to Find It
This material relates to a proposed transaction between FNF and F&G, which may become the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. This material is not a substitute for the registration statement and relevant solicitation materials that FNF may file with the SEC or any other documents which FNF may send to its or the Company’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available because they will contain important information about the proposed transaction and related matters. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by FNF will be made available free of charge on FNF's investor relations website. In addition, documents would be available for free from the Company by contacting Jamie Lillis, Managing Director, Solebury Trout, 203-428-3223, jlillis@soleburytrout.com.
No Offer or Solicitation
This material is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.